UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ………………to …………………

Commission File Number 1-3473

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Tesoro Corporation Thrift Plan
Tesoro Corporation Retail Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:
Tesoro Corporation

19100 Ridgewood Pkwy
San Antonio, Texas 78259

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee of
Tesoro Corporation Thrift Plan and
Tesoro Corporation Retail Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan (collectively referred to as the Plans), as of December 31, 2014, and each Plan’s related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan, at December 31, 2014, and the changes in their net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan financial statements. The information in the supplemental schedules is the responsibility of the Plans’ management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas
June 24, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee of
Tesoro Corporation Thrift Plan and
Tesoro Corporation Retail Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan (collectively referred to as the Plans), as of December 31, 2013. The Plans’ management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tesoro Corporation Thrift Plan and Tesoro Corporation Retail Savings Plan as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ WEAVER AND TIDWELL, L.L.P.

San Antonio, Texas
June 11, 2014

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014

	Thrift Plan (Plan No. 002)	Retail Savings Plan (Plan No. 005)

ASSETS
Investment in the Tesoro Corporation Savings Plan Master Trust	$987,518,606	$4,083,936
Receivables:
Employer contributions	12,739,872	1,113
Notes receivable from participants	26,679,235	193,083
Total Receivables	39,419,107	194,196

TOTAL ASSETS	1,026,937,713	4,278,132

LIABILITIES
Excess contributions payable	(11,499)	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,026,926,214	4,278,132

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(792,025)	(1,401)

NET ASSETS AVAILABLE FOR BENEFITS	$1,026,134,189	$4,276,731

See the accompanying notes to the financial statements.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013

	Thrift Plan (Plan No. 002)	Retail Savings Plan (Plan No. 005)

ASSETS
Investment in the Tesoro Corporation Savings Plan Master Trust	$899,541,102	$4,844,977
Receivables:
Employer contributions	4,327,929	501,496
Notes receivable from participants	24,107,214	413,001
Total Receivables	28,435,143	914,497

TOTAL ASSETS	927,976,245	5,759,474

LIABILITIES
Excess contributions payable	(303,966)	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	927,672,279	5,759,474

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(675,952)	(1,705)

NET ASSETS AVAILABLE FOR BENEFITS	$926,996,327	$5,757,769

See the accompanying notes to the financial statements.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Thrift Plan (Plan No. 002)	Retail Savings Plan (Plan No. 005)
ADDITIONS
Net income from investments in the Tesoro Corporation Savings Plan Master Trust	$96,311,484	$490,850

Interest income on notes receivable from participants	1,071,205	14,843

Contributions:
Employer	42,272,148	91,352
Participants	69,346,204	231,781
Total contributions	111,618,352	323,133

TOTAL ADDITIONS	209,001,041	828,826

DEDUCTIONS
Withdrawals and terminations	108,610,786	2,296,673
Administrative expenses	1,252,393	13,191

TOTAL DEDUCTIONS	109,863,179	2,309,864

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	99,137,862	(1,481,038)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	926,996,327	5,757,769

End of year	$1,026,134,189	$4,276,731

See the accompanying notes to the financial statements.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLANS

The accompanying financial statements comprise the defined contribution plans of Tesoro Corporation (“Tesoro”, or the “Company”) that participate in the Tesoro Corporation Savings Plan Master Trust (the “Master Trust”). The following description of the Tesoro Corporation Thrift Plan and the Tesoro Corporation Retail Savings Plan (the “Plans”) provides only general information. Participants should refer to the applicable formal plan documents for more complete information. The Plans are subject to, and comply with, the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The purpose of the Plans is to encourage Company employees to save and invest a portion of their eligible compensation, as defined, to have an additional source of income upon their retirement or disability, or for their family in the event of death. Benefits provided by the Plans are in addition to benefits that participants are entitled to receive under any other programs of the Company and under the Federal Social Security Act. The investments in the Master Trust are held by Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Fidelity is responsible for holding, investing and accounting for the assets of the Plans and maintaining separate accounts for all participants of the Plans. The Plans are administered by the Employee Benefits Committee, consisting of individuals appointed by the Board of Directors of the Company.

Tesoro Corporation Thrift Plan

The Tesoro Corporation Thrift Plan (“Thrift Plan”), originally adopted as of April 1, 1979, is a voluntary defined contribution plan open to certain non-union employees of Tesoro. Employees whose positions are covered by a collective bargaining agreement may participate if the Thrift Plan is included in the agreement.

Participant Contributions - Contributions are made to the Thrift Plan by the Company on behalf of each eligible employee based upon their elected compensation deferral through payroll deductions. Thrift Plan participants may elect a Roth 401(k) contribution option, allowing participants to make contributions on an after-tax basis. Under the Roth 401(k) option, accumulated investment earnings on contributions are tax free to the participant on qualified distributions.

Participants can contribute up to 50% of eligible pay on a pre-tax, Roth, or after-tax basis, or any combination not to exceed 50% of their eligible pay. The total combined pre-tax and Roth contribution amounts cannot exceed the annual Internal Revenue Service (“IRS”) dollar limit ($17,500 in 2014). Employees age 50 and over may contribute additional pre-tax and/or Roth catch-up contributions ($5,500 in 2014) to the Thrift Plan. Certain highly compensated employees may be subject to more restrictive maximum deferrals, including no after-tax contributions. The Thrift Plan is required to return contributions received during the year in excess of the IRS limits. Refunds of employee contributions in excess of IRS or the Plan limits totaled $11,499 and $303,966 for the years ended December 31, 2014 and 2013, respectively. These refunds were distributed subsequent to December 31, and are recorded as a liability on the Statements of Net Assets Available for Benefits.

Employer Contributions - The Thrift Plan allows for a Company match on the first 6% of base pay, for those contributing on either a pre-tax and/or Roth basis to the Thrift Plan, including “catch-up contributions.” Regular after-tax contributions, contributions on bonus pay and contributions on unscheduled overtime pay are not matched by the Company. Matching contributions  made  to the Plan from participants who have more than a year of service are designated safe-harbor contributions. The Company’s matching contributions are invested in one or more of the investment options, or the Tesoro Corporation Common Stock Fund (the “Tesoro Stock Fund”), at the option of the participant. Employees may also use their own contributions to invest in the Tesoro Stock Fund.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Effective January 1, 2013, the Company began a profit-sharing contribution to the Thrift Plan. This discretionary contribution, calculated as a percentage of employee’s base pay based on a pre-determined target for the calendar year, can range from 0% to 4% based on actual performance. Contributions will normally be made following the performance year. All employees eligible for the Thrift Plan who are employed on December 31st of the year the results are achieved are qualified to receive this contribution, even if they are not contributing to the Thrift Plan. If a participant does not make a deferral election, the default contribution will be to the participant’s age appropriate lifecycle fund. The Company approved a profit-sharing contribution in the amount of 2.5% and 1% of base pay for 2014 and 2013, respectively. The 2014 and 2013 discretionary profit-sharing contributions to the Thrift Plan of $12,739,872 and $4,327,929, respectively, were contributed by the Company in 2015 and 2014, respectively, and are reflected as an employer contribution receivable on the Statements of Net Assets Available for Benefits.

Vesting - Employees are fully vested at all times in their participant, safe-harbor matching, and Company non-elective contributions. Company matching contributions and any related earnings are 100% vested after one year of service. Upon voluntary termination of employment prior to normal retirement for reasons other than disability or death, an employee will be entitled to the total of his or her participant contributions to the Thrift Plan and the vested portion of the Company contributions made to the employee’s account. Generally, vesting service begins with the employment date and ends upon termination of service with the Company.

Forfeitures - Upon termination of service, a participant’s nonvested portion of the Company’s matching contribution may be used to reduce future employer contributions or to pay reasonable administrative expenses. At December 31, 2014 and 2013, the forfeited nonvested account balance was $74,162 and $87,278, respectively. The administrative expenses paid through the forfeited nonvested account were $145,489 during the year ended December 31, 2014.

Revenue Sharing - Under the Thrift Plan, certain funds offer revenue sharing. During the year ended December 31, 2014, revenue sharing credits in the amounts of $519,678 were used to pay administrative expenses of the Thrift Plan.

Tesoro Corporation Retail Savings Plan

The Tesoro Corporation Retail Savings Plan (“Retail Savings Plan”), adopted as of January 1, 2001, is a voluntary defined contribution plan open to all retail store employees of Tesoro Refining & Marketing Company LLC, Tesoro West Coast Company, LLC, Tesoro Hawaii, LLC and Tesoro Northstore Company through the assistant manager level who have completed one year of service and have worked at least 1,000 hours during their first year of service or any calendar year thereafter. Tesoro Hawaii, LLC employees participated in the plan until Tesoro Hawaii, LLC was sold on September 25, 2013. With the conversion of Tesoro’s retail business to multi-site operator (“MSO”) stations completed in December 2014, the majority of retail store employees were terminated prior to December 31, 2014. All retail store employees have been terminated as of May 2015, and all participants in the Retail Savings Plan are 100% vested in their account balances.

Participant Contributions - Eligible employees who choose to participate can contribute up to 50% of their eligible pay on a pre-tax basis. Retail Savings Plan participants may also elect a Roth 401(k) contribution option, allowing them to make contributions on an after-tax basis. When combined, total pre-tax and Roth contributions cannot exceed 50% of a participant’s eligible pay. The maximum annual contributions to the Plan may not exceed the annual IRS dollar limit ($17,500 in 2014). Participants who have attained age 50 before the close of the Retail Savings Plan year will be eligible to make additional pre-tax and/or Roth catch-up contributions subject to the limitations of the IRS dollar limit ($5,500 in 2014).

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Employer Contributions - The Retail Savings Plan provides a 50% match on the employee’s first 6% of pre-tax or Roth contributions for each pay period, including “catch-up contributions.” Contributions on bonus pay and certain types of overtime are not matched by the Company. Matching contributions  made  to the Plan from participants who have more than a year of service are designated safe-harbor contributions. The Company’s matching contributions are invested in one or more of the investment options, or the Tesoro Stock Fund, at the option of the participant. Employees may also use their own contributions to invest in the Tesoro Stock Fund.

Under the Retail Savings Plan, the Company contributes a 3% non-elective contribution (“NEC”) of the participant’s eligible earnings paid during the period. If a participant does not make a deferral election, the default contribution will be to the participant’s age appropriate lifecycle fund. This 3% NEC is made in one payment after the end of the plan year. The 2014 and 2013 NEC contributions of $1,113 and $501,496, respectively, are reflected as an Employer Contribution Receivable on the Statements of Net Assets Available for Benefits and were contributed by the Company in 2015 and 2014, respectively. The sizable variance is due to the large reduction of eligible employees at December 31, 2014.

Vesting - Employees are fully vested at all times in their participant and Company (NEC and matching) contributions as well as discretionary non-elective deferrals. Upon termination of employment, an employee will be entitled to the total of his or her participant contributions to the Retail Savings Plan and the Company contributions made to the employee’s account.

Revenue Sharing - Under the Retail Savings Plan, certain funds offer revenue sharing. During the year ended December 31, 2014, revenue sharing credits in the amount of $1,108 were used to pay administrative expenses of the Retail Savings Plan.

General

Participant Accounts - Individual accounts are maintained for each of the Plans’ participants. Each participant’s account is credited with the participant’s contribution, the Company’s contributions and the respective plan’s earnings and charged with withdrawals and an allocation of the respective plan’s losses. Allocations are based on participant earnings or account balances, as defined.

Investment Options - Participants may elect to invest in numerous investment options offered under their respective plan. Participants may change the percentage they contribute and the investment direction of their contributions. The investment menu is comprised of target date funds, actively managed funds, index funds and the Tesoro Stock Fund.

Loans - Generally, participants can borrow the lesser of $50,000 or one half of their vested account balance from the Plans with a minimum loan of $1,000. Such loans are secured by the participant’s vested account balance and bear interest at the prime rate plus 1%. Outstanding loans at December 31, 2014 incur interest at 4.25% for the Retail Savings Plan and at rates between 4.25% and 9.75% for the Thrift Plan. The Plans allow for new loans with original terms of six months to five years. Upon termination of employment, the loan repayment may continue at the election of the participant. If payments are in default, the unpaid loan balance will be treated as a distribution to the participant.

Payment of Benefits - Upon termination of employment, involuntary layoff, retirement, disability or death, the participant or the participant’s beneficiary (distributee) will be provided the opportunity to request a distribution from the Plans. The Thrift Plan permits at-will withdrawals of the after-tax employee contributions. Any hardship withdrawals from amounts constituting the before-tax employee contribution will result in a six-month suspension of further contributions.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Administrative Expenses - The Plans allow for the payment of administrative expenses by either the Plans or the Company. Forfeited nonvested accounts and revenue sharing credits are used to pay administrative fees.  Any additional fees are paid by the Company, except for those related to participant loans or withdrawals.

Plan Termination - The Company has the right under the Plans to discontinue its contributions at any time and terminate the Plans subject to the provisions set forth in ERISA. In the event that the Plans are terminated, participants would become 100% vested in their account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plans have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plans’ management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. As required, the statements of net assets available for benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits - As of December 31, 2014 and 2013, there were no participant initiated withdrawals from either plan that had not been distributed. Benefit payments are recorded when paid.

Notes Receivable from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses when incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments, and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

New Accounting Pronouncements - The Financial Accounting Standards Board issued an Accounting Standards Update (“ASU”) in May 2015 (ASU No. 2015-07) which permits reporting entities, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment. The guidance no longer requires certain investments measured at net asset value to be categorized within the fair value hierarchy. Instead, entities would be required to disclose the amount of such investments as a reconciling item between the balance sheet amounts and the amounts reported in the fair value hierarchy table. This ASU is effective for interim and annual periods beginning after December 15, 2015, and early adoption is permitted. The Plans have adopted this standard effective as of December 31, 2014 and applied the changes retrospectively to the prior periods presented. Outside of the fair value measurement disclosure, there is no impact to the Plans’ financial statements. See Note 4 for further discussion and disclosures related to fair value measurements.

NOTE 3 - INTEREST IN THE TESORO CORPORATION SAVINGS PLAN MASTER TRUST

The Plans’ assets are held in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating Plans. Each participating Plans’ interest in the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified, and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

At December 31, 2014 and 2013, the percentage interests in the net assets of the Master Trust were as follows:

	December 31,
Plan	2014	2013
Thrift Plan	99.59%	99.46%
Retail Savings Plan	0.41%	0.54%
	100.00%	100.00%

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Plans’ percentage interest in each of the investment fund options within the Master Trust as of December 31, 2014 is disclosed below:

	December 31, 2014	Thrift Plan	Retail Savings Plan
Investment Type / Fund Name
Common Stock
Tesoro Stock Fund	$209,636,743	99.52%	0.48%
Mutual Funds
Bonds
Vanguard Total Bond Market Index Institutional	60,046,357	99.87%	0.13%
PIMCO Total Return Institutional	32,378,219	99.90%	0.10%
American Century Infl-Adj Bond Institutional	7,167,079	100.00%	—%
Equities
Spartan 500 Index Institutional	112,861,937	99.99%	0.01%
Fidelity Contrafund K	102,471,499	99.87%	0.13%
Fidelity Puritan K	71,020,389	99.87%	0.13%
Spartan Extended Market Index Advantage	50,418,841	100.00%	—%
Spartan International Index Institutional	47,999,508	100.00%	—%
Westwood SMidCap Institutional	37,297,047	100.00%	—%
William Blair SMid Cap Growth I	17,576,967	100.00%	—%
Fidelity Strategic Real Return Fund	1,006,294	100.00%	—%
Lifecycle Funds
Fidelity Freedom Index 2025	21,166,137	98.52%	1.48%
Fidelity Freedom Index 2020	20,221,552	96.84%	3.16%
Fidelity Freedom Index 2030	16,921,556	97.48%	2.52%
Fidelity Freedom Index 2035	16,074,861	98.32%	1.68%
Fidelity Freedom Index 2045	14,481,495	98.63%	1.37%
Fidelity Freedom Index 2050	12,847,714	97.74%	2.26%
Fidelity Freedom Index 2040	11,649,208	97.98%	2.02%
Fidelity Freedom Index 2015	9,212,233	98.25%	1.75%
Fidelity Freedom Index Income	1,484,370	99.16%	0.84%
Fidelity Freedom Index 2010	1,132,004	95.64%	4.36%
Fidelity Freedom Index 2005	213,612	87.02%	12.98%
Fidelity Freedom Indx 2055	90,648	99.90%	0.10%
Fidelity Freedom Indx 2060	43,050	100.00%	—%
Common/collective Trust Funds
Fidelity Managed Income Portfolio II	55,127,730	99.82%	0.18%
Artisan International Growth Trust Fund	35,648,695	99.97%	0.03%
Robeco Large Cap Value Equity Fund	25,406,797	99.98%	0.02%

Total net assets available for benefits for participating plans, at fair value	991,602,542

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(793,426)

Total net assets available for benefits for participating plans	$990,809,116

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The Plans’ percentage interest in each of the investment fund options within the Master Trust as of December 31, 2013 is disclosed below:

	December 31, 2013	Thrift Plan	Retail Savings Plan
Investment Type / Fund Name
Common Stock
Tesoro Stock Fund	$205,776,696	99.48%	0.52%
Mutual Funds
Bonds
Vanguard Total Bond Market Index Institutional	45,162,715	99.83%	0.17%
PIMCO Total Return Institutional	34,067,064	99.92%	0.08%
American Century Infl-Adj Bond Institutional	5,245,659	100.00%	—%
Equities
Fidelity Contrafund K	100,442,538	99.84%	0.16%
Spartan 500 Index Institutional	92,985,312	99.99%	0.01%
Fidelity Puritan K	63,813,352	99.83%	0.17%
Spartan Extended Market Index Advantage	49,538,822	100.00%	—%
Spartan International Index Institutional	46,917,434	100.00%	—%
Westwood SMidCap Institutional	41,674,787	100.00%	—%
William Blair SMid Cap Growth I	16,572,866	99.99%	0.01%
Fidelity Strategic Real Return Fund	181,528	100.00%	—%
Lifecycle Funds
Fidelity Freedom Index 2020 W	16,794,594	95.31%	4.69%
Fidelity Freedom Index 2025 W	14,912,446	97.42%	2.58%
Fidelity Freedom Index 2030 W	12,716,461	96.11%	3.89%
Fidelity Freedom Index 2035 W	10,734,165	96.85%	3.15%
Fidelity Freedom Index 2045 W	10,543,454	97.77%	2.23%
Fidelity Freedom Index 2015 W	9,602,735	97.77%	2.23%
Fidelity Freedom Index 2040 W	8,715,330	96.50%	3.50%
Fidelity Freedom Index 2050 W	7,746,125	95.43%	4.57%
Fidelity Freedom Index 2010 W	1,223,319	94.91%	5.09%
Fidelity Freedom Index Income W	1,052,305	98.89%	1.11%
Fidelity Freedom Index 2005 W	229,808	86.71%	13.29%
Fidelity Freedom Index 2000 W	117,426	86.15%	13.85%
Common/collective Trust Funds
Fidelity Managed Income Portfolio II	48,141,410	99.75%	0.25%
Artisan International Growth Trust Fund	39,628,110	99.95%	0.05%
Robeco Large Cap Value Equity Fund	19,849,618	100.00%	—%

Total net assets available for benefits for participating plans, at fair value	904,386,079

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(677,657)

Total net assets available for benefits for participating plans	$903,708,422

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

Investment income of the Master Trust for the year ended December 31, 2014 is as follows:

December 31, 2014
Net appreciation in fair value of investments:
Tesoro Stock Fund	$49,237,096
Mutual Funds	13,298,172
Common/collective Trust Funds	2,203,271
64,738,539

Interest and dividend income	32,063,795

Total Master Trust investment income	$96,802,334

NOTE 4 - FAIR VALUE MEASUREMENTS

Financial assets and financial liabilities are classified into the following fair value hierarchy:

Level 1 - valued based on quoted prices in active markets for identical assets and liabilities;

Level 2 - valued based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability; and

Level 3 - valued based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the level of the input that is significant to the fair value measure in its entirety.

Common stock is valued at the closing price reported on the active market on which the individual security is traded and are categorized as level 1. Shares of mutual funds are valued using quoted market prices from national securities exchanges, which represent shares held by the Master Trust at year-end and are valued as level 1 fair value assets. The Plans’ common/collective trust funds are measured at fair value, using NAV as a practical expedient. Tesoro has early adopted ASU No. 2015-07, as a result, the common/collective trust funds are not categorized in the fair value table below.

The Fidelity Managed Income Portfolio II is a common/collective trust fund that invests in fully benefit-responsive investment contracts. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds and other fixed income securities. The fair value of the Fidelity Managed Income Portfolio II is calculated by the issuer of the fund using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate and (iii) the duration of the underlying portfolio securities. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

The following tables present information about the Plans and related Master Trust’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2014 and 2013.

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Tesoro Stock Fund	$209,636,743	$—	$—	$209,636,743
Equity Funds:
Large Cap	286,353,825	—	—	286,353,825
Small/Mid Cap	106,299,149	—	—	106,299,149
International Equities	47,999,508	—	—	47,999,508
Lifecycle Funds	125,538,440	—	—	125,538,440
Bonds	99,591,655	—	—	99,591,655
Master Trust Assets Measured at Fair Value	$875,419,320	$—	$—	$875,419,320
Common/collective Trust Funds Measured at Net Asset Value(1)				116,183,222
Total Master Trust Assets				$991,602,542

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Tesoro Stock Fund	$205,776,696	$—	$—	$205,776,696
Equity Funds:
Large Cap	257,241,202	—	—	257,241,202
Small/Mid Cap	107,968,002	—	—	107,968,002
International Equities	46,917,435	—	—	46,917,435
Lifecycle Funds	94,388,168	—	—	94,388,168
Bonds	84,475,438	—	—	84,475,438
Master Trust Assets Measured at Fair Value	$796,766,941	$—	$—	$796,766,941
Common/collective Trust Funds Measured at Net Asset Value(1)				107,619,138
Total Master Trust Assets				$904,386,079
______________

(1)
This category consists of the Fidelity Managed Income Portfolio II. This common/collective trust fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. Under the terms of the benefit-responsive investment contracts, assets of the fund are invested in fixed income securities and shares of money market funds. Participant-directed redemptions have no restrictions; however, the Plans are required to provide a one year redemption notice to liquidate their entire share in the funds. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the funds as reported by the issuer of the funds. As noted above, the fair value differs from the contract value.

This category also consists of the Artisan International Growth Trust Fund (“Trust Fund”), which is a collective investment trust. The investment objective of the Trust Fund is to seek long-term capital growth by investing mainly in publicly traded corporate equities (including common and preferred stocks, warrants and depositary receipts) of non-U.S. companies across a broad capitalization range. Participant-directed redemptions have no restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plans for withdrawal. The fair value of the Trust Fund has been estimated based on the fair value of the underlying investments in the Trust Fund as reported by the issuer of the Trust Fund. The Trust Fund’s investments consist of common stock and time deposits.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

This category also consists of the Robeco Large Cap Value Equity Fund (“Equity Fund”), which is a collective investment trust. The Equity Fund’s investment objective is to outperform its benchmark index, the Russell 1000 Value Index. The Equity Fund invests primarily in equity securities of U.S. and non-U.S. issuers, including, without limitation, American Depository Receipts of non-U.S. issuers, that are denominated in U.S. dollars and trade in U.S. markets, including, without limitation, on U.S. exchanges or in the over-the-counter market. Participant-directed redemptions have no restrictions; however, the Trustee reserves the right to require five business days advance written notice from the Plans for withdrawal. The fair value of the Equity Fund has been estimated based on the fair value of the underlying investments in the Equity Fund as reported by the issuer of the Equity Fund. The Equity Fund’s investments consist of common stock and short-term investments.

NOTE 5 - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plans are shares of mutual funds managed by Fidelity, the Trustee, as defined by the Plans. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2014 and 2013, the Plans held shares of common stock of the Company in the Master Trust. The number and the cost basis of the Company's shares held by each of the Plans are shown below:

	December 31,
	2014	2013
Thrift Plan
Number of shares	2,768,117	3,438,635
Cost basis of shares	$75,133,666	$73,746,319
Retail Savings Plan
Number of shares	13,281	18,145
Cost basis of shares	$360,485	$389,143
NOTE 6 - FEDERAL INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.

Plan	Date
Thrift Plan	December 8, 2014
Retail Savings Plan	August 20, 2014

The Plans have been amended since the most recent determination letters. Once qualified, the Plans are required to operate in conformity with the Code to maintain their qualification. The Plans’ administrator believes the Plans are being operated in compliance with the applicable requirements of the Code and therefore believes the Plans, as amended, are qualified and the related trust is tax-exempt.

U.S. GAAP requires management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2011.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits reported in the financial statements to the Form 5500:

December 31, 2014	Thrift Plan	Retail Savings Plan
Net assets available for benefits reported in the financial statements	$1,026,134,189	$4,276,731
Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	792,025	1,401
Net assets available for plan benefits reported in the Form 5500	$1,026,926,214	$4,278,132

December 31, 2013	Thrift Plan	Retail Savings Plan
Net assets available for benefits reported in the financial statements	$926,996,327	$5,757,769
Plus adjustments from fair value to contract value for fully benefit-responsive investment contracts	675,952	1,705
Net assets available for plan benefits reported in the Form 5500	$927,672,279	$5,759,474

The following is a reconciliation of the Plans’ net change in net assets per the financial statements to the Form 5500:

Year Ended December 31, 2014	Thrift Plan	Retail Savings Plan
Net increase (decrease) in net assets available for benefits reported in the financial statements	$99,137,862	$(1,481,038)
Change in adjustments from fair value to contract value for fully benefit-responsive investment contracts	116,073	(304)
Total net income (loss) reported in the Form 5500	$99,253,935	$(1,481,342)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

NOTE 8 - RISKS AND UNCERTAINTIES

The Plans provide for investments in various securities through the Master Trust’s investment funds offered to participants, including but not limited to, various mutual funds and equity of the Company, among others. Investment securities, in general, are exposed to various risks such as interest rate, credit, liquidity and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

TESORO CORPORATION THRIFT PLAN
TESORO CORPORATION RETAIL SAVINGS PLAN
SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014
EIN: 95-0862768

(a)	(b)	(c)	(d)	(e)
Identity of Issue, Borrower, Lessor, Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value
Tesoro Corporation Thrift Plan (Plan No. 002)
*	Participant loans	Varying maturity dates with interest rates ranging from 4.25% to 9.75%	—	$26,679,235

Tesoro Corporation Retail Savings Plan (Plan No. 005)
*	Participant loans	Varying maturity dates with an interest rate at 4.25%	—	$193,083

*	Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Tesoro Corporation Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 24, 2015

TESORO CORPORATION THRIFT AND RETAIL SAVINGS PLANS

By:	/s/ CRAIG M. LATORRE
Craig M. LaTorre
Chairman of the Tesoro Corporation Employee Benefits Committee and Senior Vice President, Chief Human Resources Officer, Tesoro Corporation

EXHIBIT INDEX

Exhibit Number	Description of the Exhibit

23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) for the Tesoro Corporation Thrift Plan.

23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) for the Tesoro Corporation Retail Savings Plan.

23.3	Consent of Independent Registered Public Accounting Firm (Weaver And Tidwell, L.L.P.) for the Tesoro Corporation Thrift Plan.

23.4	Consent of Independent Registered Public Accounting Firm (Weaver And Tidwell, L.L.P.) for the Tesoro Corporation Retail Savings Plan.